TIAA REAL ESTATE ACCOUNT
C/O TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
730 Third Avenue
New York, NY 10017
(212) 490-9000

April 28, 2011

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	TIAA Real Estate Account
Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-172900)

Commissioners:

          Pursuant to Rule 461 under the Securities Act of 1933, Teachers Insurance and Annuity Association of America, on behalf of the TIAA Real Estate Account (the “Registrant”), hereby requests acceleration of the effective date of the above captioned Registration Statement for certain variable annuity contracts as soon as reasonably practicable after 4:00 p.m. on Friday, April 29, 2011.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          By separate letter, the underwriters of the issuance of the securities being registered will join in this request for acceleration.

Very truly yours,

TIAA REAL ESTATE ACCOUNT

By:	TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

	By:	Stewart P. Greene

Name: Stewart P. Greene
Title: Managing Director and General Counsel, Investment Advisers